

Mr. Hong Li
Chief Executive Officer
Telestone Technologies Corporation
Floor 6
Saiou Plaza
No. 5 Haiying Road
Fengtai Technology Park
Beijing, China 100070

August 10, 2009

Re: **Telestone Technologies Corporation**
             Item 4.01 Form 8-K
             Filed July 13, 2009, as amended August 7, 2009
             File No. 1-32503

Dear Mr. Li:

       We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                                          Sincerely,

                                          Michael Henderson
                                          Staff Accountant